UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Furiex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36106P101

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

With a copy to:

Peter H. Lieberman, Esq.

Todd A. Mazur, Esq.

Greenberg Traurig, LLP

77 W. Wacker Drive, Suite 3100

Chicago, Illinois 60601

(312) 456-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36106P101	SCHEDULE 13D	Page 2 of 12

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,078,900
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,078,900
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 36106P101	SCHEDULE 13D	Page 3 of 12

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,078,900
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,078,900
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 36106P101	SCHEDULE 13D	Page 4 of 12

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,078,900
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,078,900
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 36106P101	SCHEDULE 13D	Page 5 of 12

1.	NAME OF REPORTING PERSON: Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,078,900
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,078,900
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Furiex Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3900 Paramount Parkway, Suite 150, Morrisville, North Carolina 27560.

ITEM 2. IDENTITY AND BACKGROUND

(a) The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar Global Event Driven Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Event Driven Fund”), (iii) Hipparchus Master Fund Ltd, a Cayman Islands exempted company (“Hipparchus Master Fund”), (iv) Spectrum Opportunities Master Fund Ltd, a Cayman Islands exempted company (“Spectrum Master Fund” and together with Magnetar Capital Master Fund, Magnetar Event Driven Fund and Hipparchus Master Fund, collectively, the “Funds”) and (v) three managed accounts for clients of Magnetar Financial (the “Managed Accounts”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of private investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds and each of the Managed Accounts. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds and each of the Managed Accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b) The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c) Each of the Funds is a private investment fund; each of the Managed Accounts is an account managed for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of private investment funds and managed accounts, including each of the Funds and each of the Managed Accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Investment Officer of Magnetar Financial.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of the Funds have come directly from the assets of the Funds controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of the Managed Accounts have come directly from the assets of the Managed Accounts controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of the Funds and the Managed Accounts was $113,162,053.62.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares reported herein on behalf of the Funds and the Managed Accounts after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the Merger Consideration (as defined below) upon consummation of the Merger (as defined below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Company reported in its Schedule 14A, filed with the SEC on June 4, 2014 (the “Definitive Proxy Statement”), that 10,816,005 Shares were issued and outstanding as of June 3, 2014.

(a) Immediately prior to the consummation of the Merger, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,078,900 Shares, which consists of (i) 212,004 Shares held by Magnetar Capital Master Fund, (ii) 335,213 Shares held by Magnetar Event Driven Fund, (iii) 98,396 Shares held by Hipparchus Master Fund, (iv) 191,720 Shares held by Spectrum Master Fund and (v) 241,567 Shares in the aggregate held by the Managed Accounts, and all such Shares represented beneficial ownership of approximately 9.98% of the Shares.

(b) Immediately prior to the consummation of the Merger, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,078,900 Shares, which consists of (i) 212,004 Shares held by Magnetar Capital Master Fund, (ii) 335,213 Shares held by Magnetar Event Driven Fund, (iii) 98,396 Shares held by Hipparchus Master Fund, (iv) 191,720 Shares held by Spectrum Master Fund and (v) 241,567 Shares in the aggregate held by the Managed Accounts, and all such Shares represented beneficial ownership of approximately 9.98% of the Shares.

(c) Except as set forth on Schedule A attached hereto and as described in the immediately following paragraph below, the Reporting Persons had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each the Funds and each of the Managed Accounts. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ Global Select Market and various other trading markets.

On April 27, 2014, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Forest Laboratories, Inc., a Delaware corporation (the “Parent”), and Royal Empress, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (the “Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Pursuant to the terms of the Merger Agreement, upon completion of the Merger, each Share will be converted into the right to receive (i) $95.00 in cash, without interest, less any applicable withholding taxes (the “Cash Consideration”), plus (ii) one contractual contingent value right which represents the right to receive a contingent payment of up to $30.00 in cash, without interest, less any applicable withholding taxes, upon the achievement of one of certain milestones, as further described in the Definitive Proxy Statement (such contingent value right together with the Cash Consideration are collectively referred to herein as the “Merger Consideration”). On July 1, 2014, the shareholders of the Company approved the Company’s proposal to adopt the Merger Agreement at a special meeting of the shareholders, and the Merger was completed on July 2, 2014. In connection with the completion of the Merger, all of the Shares that may have been deemed to be beneficially owned by each of the Reporting Persons were converted into the Merger Consideration, and the aggregate Cash Consideration received with respect to the Shares reported in this Statement was $102,495,500.

(d) Except for clients of Magnetar Financial who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported herein, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

(e) As described in Item 5(c) above, each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on July 2, 2014, upon consummation of the Merger.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

The Reporting Persons purchased exchange-traded put contracts for $29,871.12 in the aggregate on behalf of the Funds and the Managed Accounts, which entitle the Funds and the Managed Accounts to put 550,000 Shares in the aggregate to the sellers of such put contracts for $75 per Share. Such put contracts expire on July 19, 2014. A portion of such put contracts relating to (i) 108,100 Shares are for the benefit of Magnetar Capital Master Fund, (ii) 170,900 Shares are for the benefit of Magnetar Event Driven Fund, (iii) 50,200 Shares are for the benefit of Hipparchus Master Fund, (iv) 97,700 Shares are for the benefit of Spectrum Master Fund and (v) 123,100 Shares are for the benefit of the Managed Accounts.

The Reporting Persons also purchased exchange-traded put contracts for $202,253.02 in the aggregate on behalf of the Funds and the Managed Accounts, which entitle the Funds and the Managed Accounts to put 400,000 Shares in the aggregate to the sellers of such put contracts for $75 per Share. Such put contracts expire on October 18, 2014. A portion of such put contracts relating to (i) 78,600 Shares are for the benefit of Magnetar Capital Master Fund, (ii) 124,200 Shares are for the benefit of Magnetar Event Driven Fund, (iii) 36,500 Shares are for the benefit of Hipparchus Master Fund, (iv) 71,100 Shares are for the benefit of Spectrum Master Fund and (v) 89,600 Shares are for the benefit of the Managed Accounts.

The funds used by the Reporting Persons in purchasing all such put contracts on behalf of the Funds have come directly from the assets of the Funds controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The funds used by the Reporting Persons in purchasing all such put contracts on behalf of the Managed Accounts have come directly from the assets of the Managed Accounts controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of July 7, 2014, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2014

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Date	Number of Shares Bought (Sold)	Price Per Share($)(15)(16)
4/28/2014	213,700	$103.1842	(1)
4/28/2014	4,600	$103.9109	(2)
4/29/2014	(12,677)	$103.3507	(3)
6/18/2014	75,344	$104.2425	(4)
6/19/2014	73,033	$104.3691	(5)
6/20/2014	46,000	$104.3594	(6)
6/23/2014	33,020	$104.0599	(7)
6/24/2014	36,953	$103.9555	(8)
6/25/2014	30,027	$104.1164	(9)
6/26/2014	53,608	$104.5055	(10)
6/27/2014	56,913	$104.9054	(11)
6/30/2014	65,808	$105.1532	(12)
6/30/2014	57,677	$106.2269	(13)
7/1/2014	344,894	$106.1933	(14)

(1)	Reflects a weighted average sale price of $103.1842 per share, at prices ranging from $102.77 to $103.77 per share.
(2)	Reflects a weighted average sale price of $103.9109 per share, at prices ranging from $103.78 to $104.00 per share.
(3)	Reflects a weighted average sale price of $103.3507 per share, at prices ranging from $103.25 to $103.47 per share.
(4)	Reflects a weighted average sale price of $104.2425 per share, at prices ranging from $104.10 to $104.40 per share.
(5)	Reflects a weighted average sale price of $104.3691 per share, at prices ranging from $104.17 to $104.50 per share.
(6)	Reflects a weighted average sale price of $104.3594 per share, at prices ranging from $104.15 to $104.50 per share.
(7)	Reflects a weighted average sale price of $104.0599 per share, at prices ranging from $103.75 to $104.29 per share.
(8)	Reflects a weighted average sale price of $103.9555 per share, at prices ranging from $103.64 to $104.35 per share.
(9)	Reflects a weighted average sale price of $104.1164 per share, at prices ranging from $103.75 to $104.35 per share.
(10)	Reflects a weighted average sale price of $104.5055 per share, at prices ranging from $104.13 to $104.80 per share.
(11)	Reflects a weighted average sale price of $104.9054 per share, at prices ranging from $104.55 to $105.00 per share.
(12)	Reflects a weighted average sale price of $105.1532 per share, at prices ranging from $104.74 to $105.74 per share.
(13)	Reflects a weighted average sale price of $106.2269 per share, at prices ranging from $105.75 to $106.72 per share.
(14)	Reflects a weighted average sale price of $106.1933 per share, at prices ranging from $105.90 to $106.55 per share.
(15)	Excludes commissions and other execution-related costs.
(16)	Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of July 7, 2014, among the Reporting Persons.